

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Kobi Kagan
Chief Financial Officer
ELBIT SYSTEMS LTD
Advanced Technology Center
PO Box 539
Haifa 3100401, Israel

Re: ELBIT SYSTEMS LTD
     Form 20-F for the Year Ended December 31, 2021
     File No. 000-28998

Dear Kobi Kagan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing